FOR IMMEDIATE RELEASE	Toronto Stock Exchange: KGN NYSE Amex: KGN
May 5, 2009

KEEGAN RESOURCES INC. INCREASES BOUGHT DEAL
OFFERING TO $16.8 MILLION

Vancouver, British Columbia; May 5, 2009 - Keegan Resources Inc. (the “Keegan” or the “Corporation”), in connection with its previously announced public offering, is pleased to announce that the Corporation and the syndicate of underwriters (collectively, the “Underwriters”), have agreed to increase the size of the offering.  Under the revised terms, the Underwriters have agreed to purchase, on an underwritten basis, an aggregate of 7,000,000 common shares (the “Common Shares”) of Keegan at a price of $2.40 per Common Share.  Keegan has agreed to increase the size of the over-allotment option granted to the Underwriters to allow the Underwriters to purchase up to an additional 1,000,000 Common Shares.

The aggregate gross proceeds raised from the offering will be $16,800,000, or $19,200,000 if the over-allotment option is exercised in full.  The proceeds of the offering shall be used primarily for general and administrative expenses and for working capital.

The Common Shares to be sold under this offering will be offered by way of a short form prospectus in the Provinces of British Columbia, Alberta and Ontario and the Common Shares to be sold under this offering will be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on May 26, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE Amex and other applicable securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Securities purchased by U.S. investors pursuant to exemptions from the registration requirements may not be resold within the United States other than pursuant to further exemptions from the registration requirements.

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.